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EXHIBIT 12

KRAFT FOODS INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

Three Months Ended March 31, 2005
Earnings from continuing operations before income taxes and minority interest	$981
Add (Deduct):
Equity in net earnings of less than 50% owned affiliates	(13)
Fixed charges	219

Earnings available for fixed charges	$1,187

Fixed charges:
Interest incurred:
Interest expense	$181
Capitalized interest	1

182
Portion of rent expense deemed to represent interest factor	37

Fixed charges	$219

Ratio of earnings to fixed charges	5.4

EXHIBIT 12

KRAFT FOODS INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

	Years Ended December 31,
	2004	2003	2002	2001	2000
Earnings from continuing operations before income taxes and minority interest	$3,946	$5,195	$5,114	$3,280	$3,336
Add (Deduct):
Equity in net earnings of less than 50% owned affiliates	(7)	(53)	(51)	(41)	(50)
Dividends from less than 50% owned affiliates	46	41	28	21	12
Fixed charges	828	831	1,003	1,581	710
Interest capitalized, net of amortization	(1)	(1)	(1)	(3)	—

Earnings available for fixed charges	$4,812	$6,013	$6,093	$4,838	$4,008

Fixed charges:
Interest incurred:
Interest expense	$677	$678	$854	$1,452	$615
Capitalized interest	2	3	4	5	3

	679	681	858	1,457	618
Portion of rent expense deemed to represent interest factor	149	150	145	124	92

Fixed charges	$828	$831	$1,003	$1,581	$710

Ratio of earnings to fixed charges	5.8	7.2	6.1	3.1	5.6

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KRAFT FOODS INC. AND SUBSIDIARIES Computation of Ratios of Earnings to Fixed Charges (in millions of dollars)
KRAFT FOODS INC. AND SUBSIDIARIES Computation of Ratios of Earnings to Fixed Charges (in millions of dollars)